Exhibit 99.2

GRANITE REAL ESTATE INC.

                Security Class

                Holder Account Number

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Form of Proxy - Special Meeting to be held on Thursday, November 15, 2012

This Form of Proxy is solicited by and on behalf of Management of the Company

Notes to proxy

1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the shareholder. However, if such a direction is not made in respect of any matter, this proxy will be voted by the designated management nominee(s): FOR the Arrangement Resolution as set out in the accompanying Circular; and FOR the Resolution to Approve Ratification of By-law 2012.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

7.

This proxy confers discretionary authority on the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on November 13, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

19se12198.E.sedar/000001/000001/i

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Appointment of Proxyholder
The undersigned shareholder of Granite Real Estate Inc. (the “Company”) hereby appoints: Thomas Heslip, Chief Executive Officer of the Company or failing this person, Jennifer Tindale, Executive Vice-President, General Counsel of the Company (the “Management Nominees”)	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder of the undersigned, with full power of substitution, in respect of all the Common Shares of the Company held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before the Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Room 206F on November 15, 2012 at 10:00 am (Toronto time) and at any adjournment or postponement thereof. Capitalized terms used and not otherwise defined herein shall have the meaning attributed to such terms in the management information circular/proxy statement of the Company dated October 11, 2012 (the “Circular”).

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For	Against

1. Arrangement Resolution

Vote FOR or AGAINST the special resolution as more particularly set forth in Appendix “A” of the accompanying Circular to approve a plan of arrangement under Division II of Chapter XVI of the Business Corporations Act (Québec) providing for the conversion of the Company to a “stapled unit” real estate investment trust.

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For	Against

2. Resolution to Approve Ratification of By-law 2012

Vote FOR or AGAINST the ordinary resolution ratifying the Company’s By-law 2012 under the Business Corporations Act (Québec), as more particularly set forth in Appendix “B” of the accompanying Circular.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD/MM /YY

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